

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Hubertus Muehlhaeuser
Chairman and Chief Executive Officer
Pontem Corp
1140 Avenue of the Americas, 9th Floor
New York, NY 10036

> **Re: Pontem Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 14, 2022**
> **File No. 001-39882**

Dear Hubertus Muehlhaeuser:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　Debbie Yee, P.C.